UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 7, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933 AND
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Vical, Inc.

File No. 033-56830 & 000-21088 - CF#31264

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Vical, Inc. submitted an application under Rule 406 of the Securities Act and Rule 24b-2 of the Securities Exchange Act requesting an extension of prior grants of confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on January 7, 1993 a Form 10-K filed on March 30, 1998 a Form 10-Q filed on November 14, 2003 and a Form 8-K filed on October 12, 2005.

Based on representations by Vical, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.9 to Form S-1	through June 30, 2017
Exhibit 10.19 to Form 10-K	through June 30, 2017
Exhibit 10.32 to Form 10-Q	through June 30, 2017
Exhibit 10.4 to Form 8-K	through June 30, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary